COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

File Number: 82.2994

9 December 2002

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

02060854

PROCESSED
JAN 14 2003
P THOMSON FINANCIAL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

SEC MAIL PROCESSING
RECEIVED
DEC 27 2002
WASH. D.C. 155 SECTION

dlw 1/9

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

COCA-COLA AMATIL INVESTOR PRESENTATION

Sydney, 9 December 2002: As announced on 27 November 2002, Coca-Cola Amatil (CCA) will conduct one-on-one meetings with various fund managers during the week beginning 9 December 2002. These meetings are part of CCA's regular Investor Relations program and will only provide background on the trading conditions set out in the 27 November 2002 announcement.

Attached is the presentation material that will be used in those meetings. A copy of the presentation material will also be placed on CCA's website (www.ccamatil.com) prior to conducting the first meeting.

Yours faithfully

D A Wylie
Secretary

For further information, please contact:
Analysts: Peter Steel +61 2 9259 6553
Media: Alec Wagstaff +61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

H2 2002 Trading Update

December 2002

CCA - Accelerating Returns

Outlook - Full Year 2002

Net profit to increase by at least 15% over prior year for ongoing business (assuming no significant deterioration in December trading)

Coca-Cola Amatil

Australia - H2 2002

(Revenue growth from new products, marketing & pricing)

- **New products and innovative marketing**
- **Improved pricing in all channels** - H2'02 expect approx. 3.5% increase vs LY - supermarket pricing (some retailer funded discounting, EDLP)
- **Cost savings** - cut approx. 8% headcount since Dec'01 - no significant upward pressure on raw materials
- **Control over capital spending** - capex to revenue at approx. 3%
- **New Managing Director** - Warwick White started early Nov'02

Coca-Cola Amatil

Australia - Vanilla Coke & Diet Coke with lemon



Vanilla Coke

- Excellent initial sales in Australia and New Zealand of at least 15% of total Coca-Cola sales
- Incremental volume and initial cannibalisation rates lower than expected at <40%
- Stocked in approx. 80% of possible stores


Diet Coke

Diet Coke with lemon

- Strong sales success in all markets
- Incremental volume for diet Cola category and cannibalisation rates lower than expected at <40%
- Stocked in approx. 50% of possible stores

COCA-COLA AMATIL

Australia - Innovative Marketing



Coke
$3.5
MILLION
WIN A FREE Coke

First in Aust. with a free air time promotion

- on immediate consumption packs from Nov'02 to Jan'03
- $3.5m free airtime
- 1 in 12 free Coke's



Harry Potter

Leverage the Harry Potter property on Fanta as a strong and relevant property for Teens and Mums

COCA-COLA AMATIL

Oceania - H2 2002
(Trading remains robust)

- **New products** - Vanilla Coke, diet Coke with Lemon, Frubu (Fiji), Fanta Yumi (PNG) and Aquana
- **Price realisation** - NZ pricing considerably above LY, PNG pricing to recover cost increases & Fiji pricing solid
- **Bolt-on aquisitions** - Rio Beverages completed (Nov'02) to expand reach into Fruit Juice and Lifestyle Beverage segments
- **PNG** - difficult operating

COCA-COLA AMATIL

South Korea - H2 2002

(Another year of outstanding EBIT growth)

- **Strong EBIT growth** - FY'02 approx. $60m, in line with market consensus
- **Consumer confidence** - H2'02 volume impacted by weather - some recent consumer confidence decline - GDP growth still expected to be at 6.5% ('02)
- **Cost savings** - cut 6% headcount since Dec'01, continuous production now agreed at main plant and new early retirement plan in Dec'02
- **Capital management** - $85m to $90m of land sales (sold at above book value) - capex to revenue at approx. 2%

COCA-COLA AMATIL

Indonesia - H2 2002

(Consumer confidence remains low but some positive signs)

- **Post Bali tragedy** - vol growth in Oct/Nov. - Bali not material (7% volume & <5% EBIT) - no material increase in security costs but continually review safety of staff and assets - good Govt. response
- **Expanding Frestea** - now introducing outside Java - tetra wedge pack launched
- **Affordability vs Pricing** - will need to prudently improve pricing to maintain and increase margins
- **Cost savings** - cut 7% headcount since Dec'01
- **Tight capital spending** - held at approx. 10% of revenue in '02 (vs 13% in '01)

COCA-COLA AMATIL

Strong Free Cash Flow Continues

- Free cash flow continuing
- Capex to revenue at <5% for 2002
- Gearing around 50% by year end 2002
- EBIT interest cover >3 times for 2002
- Historic capital spending has been on:

	5yr Av.
Infrastructure	55%
Cold drink equipment	22%
IT, vehicles, other	23%

COCA-COLA AMATIL

Summary

(No change in key drivers and financial targets for 2003)

Key Drivers

- PROFITABLE REVENUE GENERATION
- COST REDUCTION
- CUSTOMER SERVICE IMPROVEMENT
- CAPITAL MANAGEMENT
- THE COCA-COLA COMPANY RELATIONSHIP

3-Year Management Growth Targets

- ***Earnings*** 10% to 15% pa
- ***EPS*** 12% to 15% pa
- ***Return on Capital Employed*** 1% to 1.5% pa

COCA-COLA AMATIL

The material in this presentation is general background information about Coca-Cola Amatil's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if any investment is appropriate.

For further information visit

www.ccamatil.com

or contact

Peter Steel

Investor Relations Manager

+612 9259 6553 (Ph) +612 9259 6614 (fax) peter.steel@anz.ccamatil.com (email)

COCA-COLA AMATIL

Additional Financial Information

COCA-COLA AMATIL

Australia – Strong Customer Relationships


Australia - Revenue & EBIT
Revenue - A$ million
1800
1600
1400
1200
1000
800
600
400
200
EBIT - A$ million
270
260
250
240
230
220
210
200
1997
1998
1999
2000
2001
EBIT
Revenue

CAGR (since 1997) Revenue: +5% EBIT: +6%

COCA-COLA AMATIL

Australia – Margins Improved

	H1 2002	H1 2001	*Change*
Revenue (A$ million)	**817.4**	821.1	*(0.5)%*
Revenue per unit case	A$6.23	A$6.19	*0.6%*
Sales Volume (million unit cases)	131.1	132.6	*(1.1)%*
EBIT, before significant items* (A$ million)	**130.7**	125.0	*4.6%*
EBIT Margin, before significant items	**16.0%**	15.2%	*0.8pts*
Capital Expenditure to Revenue	**1.1%**	2.3%	*(1.2)pts*

* - significant item of $6 million loss relating to redundancy costs recorded in first half 2002

COCA-COLA AMATIL

Oceania – Expanding Consumption



Oceania - Revenue & EBIT
Revenue - A$ million
EBIT - A$ million
380
330
280
230
180
130
80
30
50
45
40
35
30
1997
1998
1999
2000
2001
EBIT
Revenue

CAGR (since 1997) | Revenue: +3% | EBIT: +6%

COCA-COLA AMATIL

Oceania – Strong EBIT/Margins Improved

	H1 2002	H1 2001	*Change*
Revenue (A$ million)	**183.9**	170.6	*7.8%*
Revenue per unit case	A$5.56	A$5.43	*2.4%*
Sales Volume (million unit cases)	33.1	31.4	*5.4%*
EBIT (A$ million)	**29.1**	24.7	*17.8%*
EBIT Margin	**15.8%**	14.5%	*1.3pts*
Capital Expenditure to Revenue	**3.4%**	3.4%	-

COCA-COLA AMATIL

South Korea – Restructuring the Business



South Korea - Revenue & EBIT
Revenue - A$ million
900
800
700
600
500
400
300
200
100
0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
-5.0
-10.0
-15.0
-20.0
EBIT - A$ million
1998
1999
2000
2001
EBIT (excl. MDI)
Revenue

Note: 1998 relates to trading from acquisition in August until December only

COCA-COLA AMATIL

South Korea – Doubling of EBIT and EBIT Margins

	H1 2002	H1 2001	*Change*
Revenue (A$ million)	**432.1**	421.9	*2.4%*
Revenue per unit case	A$5.75	A$5.99	*(4.0)%*
Sales Volume (million unit cases)	75.1	70.4	*6.7%*
EBIT, before significant items* (A$ million)	**34.6**	14.1	*145.4%*
EBIT Margin, before significant items	**8.0%**	3.3%	*4.7pts*
Capital Expenditure to Revenue	**1.6%**	3.4%	*(1.8)pts*

* - significant items of net A$9.5 million gain relating to gain on land sales less redundancy costs recorded in first half 2002

COCA-COLA AMATIL

Indonesia – Cyclical Trading Conditions


Indonesia - Revenue & EBIT
Revenue - A$ million
EBIT - A$ million
450
400
350
300
250
200
150
100
50
0
50
45
40
35
30
25
20
15
10
5
0
1997
1998
1999
2000
2001
EBIT
Revenue

CAGR (since 1997) | Revenue: +0% | EBIT: -6%

COCA-COLA AMATIL

Indonesia – Difficult Trading/EBIT falls A$10m

	H1 2002	H1 2001	*Change*
Revenue (A$ million)	**178.9**	171.3	*4.4%*
Revenue per unit case	A$3.91	A$3.14	*24.5%*
Sales Volume (million unit cases)	45.8	54.5	*(16.0)%*
EBIT, before significant items (A$ million)	**9.3**	19.4	*(52.1)%*
EBIT Margin	**5.2%**	11.3%	*(6.1)pts*
Capital Expenditure to Revenue	**9.3%**	13.1%	*(3.8)pts*